Exhibit 99.13

BOARD REPORT FIAT CHRYSLER AUTOMOBILES N.V.

WITH RESPECT TO THE

COMMON DRAFT TERMS OF THE CROSS-BORDER MERGER

BETWEEN

FIAT CHRYSLER AUTOMOBILES N.V.	&	PEUGEOT S.A.

27 October 2020

BOARD REPORT OF FIAT CHRYSLER AUTOMOBILES N.V.
(the "Board Report")

THE UNDERSIGNED:

1.    a.    John Elkann;
    b.    Michael Manley;
    c.    Richard K. Palmer;
    d.    John Abbott;
    e.    Andrea Agnelli;
    f.    Tiberto Brandolini d'Adda;
    g.    Glenn Earle;
    h.    Valerie A. Mars;
    i.    Ronald L. Thompson;
    j.    Michelangelo A. Volpi;
    k.    Patience Wheatcroft; and
    l.    Ermenegildo Zegna,

together constituting the entire board of directors of Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, the Netherlands, and address at 25 St. James's Street, SW1A 1HA, London, United Kingdom, registered with the Dutch trade register under number: 60372958.

WHEREAS:

Business combination

(A)On December 17, 2019, FCA and PSA entered into a combination agreement, which was subsequently amended on September 14, 2020 (as amended, the "Combination Agreement"), to effect a strategic combination of their businesses (the "Combination"). It is intended that the Combination will be achieved by means of a cross-border legal merger pursuant to the provisions of the Directive 2017/1132/EU of the European Parliament and of the Council of June 14, 2017 relating to certain aspects of company law transposed into Dutch law in Part 7, Sections 2, 3 and 3A of Book 2 DCC and into French law under articles L. 236-25 et seq. and R. 236-13 et seq. of the FCC (the "Merger").
(B)In accordance with the Merger Proposal (as defined below), as at the effective time of the Merger, (i) PSA will be merged with and into FCA and will cease to exist as a stand-alone entity, while (ii) by operation of law, FCA, as the surviving entity, will acquire all assets and assume all liabilities, rights, obligations and other legal relationships of PSA.
(C)As further explained in this Board Report, as a result of the Combination Agreement, and subject to the requisite shareholder approvals and other conditions precedent referred to in the Merger Proposal, PSA shareholders will receive 1.742 FCA Common Shares for each PSA Ordinary Share they hold immediately prior to completion of the Merger (the "Exchange Ratio"). The Exchange Ratio is fixed and will not be adjusted for changes in the market value of FCA Common Shares or PSA Ordinary Shares.

Board Report
(D)This Board Report within the meaning of Article 2:313 and 2:327 DCC has been prepared by FCA's board of directors (the ''Board of Directors'').
HEREBY DECLARE THE FOLLOWING:
1INTERPRETATION
1.1This Board Report has been drawn up in English only. It must be read in conjunction with the common draft terms of the Merger (the "Merger Proposal''), dated October 27, 2020.
1.2Any capitalised term, including those used in the preamble of this Board Report, has the meaning as defined in Clause 8.
1.3Unless the context requires otherwise, a reference in this Board Report to a Clause is to the relevant Clause of this Board Report.
1.4Headings to Clauses are for convenience only and do not affect the interpretation of this Board Report.

2MERGER
2.1Subject to the terms and conditions of the Merger Proposal, FCA shall merge pursuant to Part 7, Sections 2, 3 and 3A of Book 2 DCC and Sections 1, 2 and 4, of Chapter VI, Title III, Book II FCC, with PSA whereby FCA shall acquire all assets, liabilities and legal relationships of PSA by universal succession of title and PSA shall cease to exist as a stand-alone entity.
2.2The Merger will be effective at 00:00 a.m. Central European Time on the first day after the day of the Closing (the "Effective Time").
2.3At the Effective Time, all assets, liabilities and legal relationships that are held by PSA (including, without limitation, all shareholdings held by PSA in its Subsidiaries), will be allocated to the French permanent establishment of FCA registered in France on December 11, 2019 (the "FCA French PE"). The FCA French PE will continue to carry out, without interruption, all the activities that were carried out by PSA prior to the Effective Time, as a self-standing legal entity, without prejudice to the attributions and decision-making power vested in the head office of FCA.
3REASONS TO MERGE
3.1FCA and PSA announced on December 18, 2019 their intention to build a new world leader in the automotive sector that would have the leadership, resources and scale to be at the forefront of a new era of sustainable mobility.
3.2FCA has the following reasons to merge:
(a)the Merger will create an industry leader with the management, capabilities, resources and scale to successfully capitalize on the opportunities presented by the new era in sustainable mobility. Following the Merger, the Combined Group is expected to be the fourth largest global automotive OEM by volume based on 2019 results. The Combined Group will have a balanced and profitable global presence with a highly complementary and iconic brand portfolio;

(b)the Merger will add scale and substantial geographic balance in addition to product diversity, as well as accelerating PSA’s entry into significant markets such as North America. FCA’s strength in North America and Latin America and PSA’s solid position in Europe will result in a much greater geographic balance for the Combined Group compared to each of FCA and PSA, with approximately 46 percent of revenues derived from Europe, Middle East and Africa and Eurasia and approximately 44 percent from North America, based on combined 2019 revenues, excluding Faurecia. The Merger will also create opportunities for the Combined Group to reshape the strategy in other geographic regions, including China;
(c)with an already strong global R&D footprint, comprised of 51 centers and approximately 33,000 dedicated employees in the aggregate as of December 31, 2019, excluding Faurecia the Combined Group will have a robust platform to foster innovation and further drive development of transformational capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity, allowing it to effectively compete with other automakers in these emerging trends in the automotive industry. The Combined Group will be able to leverage on the best among a broad set of platforms, powertrains and vehicles and to converge new vehicle launches on the most efficient technology. Compared to the Merging Companies separately, the Combined Group will have the capacity to accelerate the deployment of electrification technologies and to improve the ability to identify CO2 abating technologies preferred by customers. The Combined Group would be able to deploy these technologies across its broad range of brands in a shorter timeframe and react more quickly to changes in regulation and customer preferences;
(d)the Merging Companies expect synergies to be achieved in the following four areas: (i) technology, platforms and products: the sharing and convergence of PSA’s and FCA’s respective platforms, products and powertrains along with the optimization of R&D investments and manufacturing processes is expected to create significant efficiencies, in particular, as investments will be amortized over the combined production of the Merging Companies; (ii) purchasing: procurement savings are expected to result from leveraging the Combined Group’s enlarged scale, leading to lower product costs and broader access to new suppliers (in particular in respect to electric or high tech components), as well as from the harmonization of platforms; (iii) selling, general and administrative expenses (''SG&A''): savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both parties have a well-established presence (i.e., EMEA and LATAM); and (iv) all other functions: synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on FCA’s and PSA’s combined expenditures, as well as supply chain, quality and after-market operations. The annual industrial synergies are expected to exceed EUR 5 billion, with approximately 80 percent of synergies to be achieved after four years from the Closing. Approximately 75 percent of synergies are expected to arise from technology, platform and product convergences and procurement savings, approximately 7 percent from SG&A, and the remaining synergies are expected from all other functions. The annual run-rate synergies are expected to exceed the costs necessary to achieve such synergies within the first year following the Closing, and the total one-time costs to achieve the synergies are estimated at EUR 4 billion;
(e)the transaction will create a more stable and resilient group, significantly improving its ability to withstand economic downturns, which, in the automotive industry, are typically exacerbated by high cyclicality and low margins. The Merging Companies expect that the more robust combined balance sheet and financial flexibility resulting from the Combination, together with the benefit of the synergies and the improved business balance across geographies, will enhance the resilience of the Combined Group across market cycles;
4CONSEQUENCES OF THE MERGER
Legal consequences
4.1At the Effective Time:
(a)all assets, liabilities and legal relationships of PSA (without limitation) will be transferred to FCA by universal succession of title and FCA will be automatically subrogated in all of the rights and obligations of PSA resulting from any contract or commitment, of whatever nature;
(b)each holder of PSA Ordinary Shares (excluding PSA Ordinary Shares held by PSA and FCA) will receive 1.742 New FCA Common Shares for each PSA Ordinary Share, subject to the terms and conditions of and as further set out in the Merger Proposal;
(c)PSA will be dissolved without going into liquidation;
(d)all legal proceedings pending by or against PSA, including any proceedings that are initiated between the execution date of the Merger Proposal and the Effective Time, will be continued with the substitution of FCA for PSA as a party;
(e)unless otherwise provided therein, every contract, agreement or instrument to which PSA is a party will become a contract, agreement or instrument between FCA and the counterparty with the same rights and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between PSA and the counterparty, and any money due and owing (or payable) by or to PSA under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to FCA instead of PSA;
(f)every contract, agreement or instrument to which PSA is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if:
•FCA had been a party thereto instead of PSA;
•for any reference (however worded and whether express or implied) to PSA there were substituted a reference to FCA; and
•any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of PSA, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of FCA or to such director, officer, representative or employee of FCA as FCA nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of FCA who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;
(g)an offer or invitation to treat made to or by PSA before the Effective Time will be construed and have effect, respectively, as an offer or invitation to treat made to or by FCA; and

(h)any agreements entered into between PSA and FCA shall, as a result of the Merger, be automatically terminated at the Effective Time; however, unless otherwise provided therein, any agreements to which any third party is also a party shall continue to apply with FCA as a party.
4.2The legal aspects of the Merger are further described in the Merger Proposal.
Economic consequences
4.3The main economic aspects of the Merger have been described in Clause 3.2. This Clause 4.3 should therefore be read in combination with that Clause. From an economic perspective, it is expected that the Merger:
(a)will deliver annual industrial synergies which are expected to exceed EUR 5 billion, with approximately 80 percent of the synergies to be achieved after four years from the Closing; the annual run-rate synergies are expected to exceed the costs necessary to achieve such synergies within the first year following the Closing;
(b)will realise a more robust combined balance sheet and financial flexibility, with the consequence of the Combined Group being more resilient across market cycles compared to each Merging Company separately; and
(c)will complement and broaden the Merging Companies’ brand portfolio, covering all key vehicle segments.
4.4The total one-time costs to achieve the synergies are estimated at EUR 4 billion.
Social consequences
4.5The Merger is not expected to result in any adverse consequences for the employees of FCA.
4.6In accordance with Article L. 1224-1 of the French Labor Code, all employment contracts in force immediately prior to the Effective Time between PSA and its employees shall be transferred to FCA by operation of law at the Effective Time.
4.7The Merging Companies have agreed in the Combination Agreement that both the general meeting of FCA and the general meeting of PSA will decide, in accordance with applicable law, to waive the setting up of and negotiation with the special negotiating body and to be subject to the standard rules for employee participation on the Board of Directors as applied under Dutch law and as reflected in the Final Articles of Association. The general meeting of PSA held on June 25, 2020 adopted a resolution to that effect.
Activities of FCA and PSA

4.8It is intended that no changes will be made to the activities of FCA or PSA and that their respective activities will be continued by the Combined Group.
5EXCHANGE RATIO
5.1The Exchange Ratio is set out in recital (C) and further described in the Merger Proposal. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of FCA Common Shares or PSA Ordinary Share.

5.2For the purposes of assessing the Exchange Ratio, the Board of Directors, with the assistance of its financial advisors Goldman Sachs International (''Goldman Sachs'') and d'Angelin & Co. Ltd (''d'Angelin''), carried out a valuation of FCA and PSA, as further described below, as of December 17, 2019. Each of Goldman Sachs and d’Angelin additionally issued an opinion that, as of December 17, 2019, taking into account the terms of the Combination as set out in the Combination Agreement dated December 17, 2019, and subject to the factors and assumptions described in each such opinion, the Exchange Ratio was fair from a financial point of view to FCA. The valuation described below was performed assuming, among other things, that prior to the Effective Time, as provided in the Combination Agreement dated December 17, 2019: (i) a cash distribution would have been paid by FCA in the amount of €5.5 billion (the “FCA Extraordinary Dividend”); and (ii) PSA would have distributed to its shareholders by special or interim dividend all of the shares held by PSA in Faurecia.
5.3On September 14, 2020, FCA and PSA entered into an amendment to the Combination Agreement, amending certain terms of the Combination. In particular, as a result of such amendment (i) the amount of the FCA Extraordinary Dividend has been reduced to €2.9 billion (from €5.5 billion, as was provided in the original combination agreement) and (ii) FCA and PSA intend that, promptly following the Closing, the Combined Company will distribute to its shareholders all of the shares held by the Combined Company in Faurecia and that any corporate approvals required in relation thereto will be sought promptly following the Closing. The Board of Directors has determined that such amendment to the Combination Agreement does not materially alter the value of the Combination to FCA shareholders. Therefore, FCA has not obtained a new fairness opinion from its financial advisors in connection with the Combination Agreement as amended.
Valuation Approach and Methods
5.4In the context of a merger, the objective of the valuation is to estimate relative (rather than absolute) equity values in order to determine an exchange ratio; the estimated relative values should not be taken as reference in different contexts. Best practice requires that merging companies are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.
5.5In assessing the Exchange Ratio, the Board of Directors carefully considered historical financial information as well as the possible future development of FCA and PSA, including analyzing their respective financial performance and publicly available analyst reports, as well as general business, economic, monetary, market and financial conditions, industry sector performance, and other matters. Taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of FCA and PSA, and their public listing, the Board of Directors considered the following methods in assessing the Exchange Ratio:
(a)the illustrative present value of future share price analysis (the ''IPVFSP Analysis'');
(b)the illustrative discounted cash flow analysis (the ''IDCF Analysis’');
(c)the sum-of-the-parts valuation method (the ''SOTP Valuation Method''); and
(d)the consolidated valuation method (the ''Consolidated Valuation Method'').

More detail on each of these analyses is provided below. The analyses were performed using internally produced financial analyses and forecasts for both FCA and PSA. Various multiples were also used for the purposes of the analyses, including those of selected publicly traded automotive peers.

IPVFSP Analysis
5.6The IPVFSP Analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and financial multiples. The IPVFSP Analysis per FCA Common Share was performed both for FCA on a standalone basis and pro forma for the Combined Group. The pro-forma IPVFSP Analysis for the Combined Group was performed assuming three different scenarios: no synergies; phased synergies (taking into account only a portion of the synergies potentially realizable from the Combination, based on a schedule prepared by the management of FCA); and run-rate synergies.
5.7The IPVFSP Analysis indicated: (A) for FCA on a standalone basis, a range of illustrative implied present values per FCA Common Share, rounded to the nearest Euro, of €17 to €26; (B) for the pro forma Combined Group: (i) in the no synergies analysis, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €20 to €27; (ii) in the phased synergies analysis, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €21 to €29; and (iii) in the run-rate synergies analysis, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €23 to €32.
IDCF Analysis
5.8The IDCF Analysis is designed to provide an indication of the present value per FCA Common Share by discounting illustrative future cash flows using discount rates reflecting FCA's weighted average cost of capital. The IDCF Analysis was performed with respect to FCA on a standalone basis and pro forma for the Combined Group. The pro forma IDCF Analysis for the Combined Group was conducted assuming two different scenarios: no synergies; and including synergies.
5.9The IDCF Analysis indicated: (A) for FCA on a standalone basis, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €21 to €37; (B) for the pro forma Combined Group: (i) in the no synergies analysis, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €22 to €34; and (ii) in the analysis including synergies, a range of illustrative implied equity values per FCA Common Share, rounded to the nearest Euro, of €26 to €40.
SOTP Valuation Method
5.10The SOTP Valuation Method is designed to provide a valuation of core industrial activities separately from financial services activities for both FCA and PSA. Under the SOTP Valuation Method, selected financial multiples (using both management figures and consensus figures, i.e. certain publicly available research analysts’ consensus financial forecasts) and a discounted cash flows analysis (using solely management figures) were employed.
5.11The SOTP Valuation Method indicated the following implied exchange ratio ranges:

SOTP Valuation Method
Valuation Methodology	Range of implied exchange ratios
Trading Multiples (Management Case)	1.59x - 2.28x
Trading Multiples (Consensus Case)	1.49x - 2.14x
Discounted Cash Flows (Management Case)	1.48x - 2.28x

Consolidated Valuation Method
5.12Under the Consolidated Valuation Method, core industrial activities and financial services activities are assessed together on a consolidated basis. For the Consolidated Valuation Method selected trading multiples were employed (using both management figures and consensus figures, i.e. certain publicly available research analysts’ consensus financial forecasts).
5.13The Consolidated Valuation Method indicated the following implied exchange ratio ranges:

Consolidated Valuation Method
Valuation Methodology	Range of implied exchange ratios
Trading Multiples (Management Case)	0.99x - 1.97x
Trading Multiples (Consensus Case)	1.07x - 2.17x

Suitability of methods
5.14The Board of Directors believes that the above mentioned methods to determine the Exchange Ratio are suitable in the present case.
Generally accepted
5.15No relative importance was attributed to the described valuation methods, but the outcomes of the valuation methods were considered as a whole and the methods used to determine the Exchange Ratio are considered generally acceptable.
Difficulties
5.16No particular difficulties arose in connection with the valuation and with the determination of the Exchange Ratio.
6BOARD APPROVAL
Each member of the Board of Directors approved this Board Report at a duly convened meeting held on October 23, 2020. This Board Report has been signed by all members of the Board of Directors.
7APPLICABLE LAW – JURISDICTION
7.1For all matters not mandatorily subject to the law applicable to PSA (i.e. French law), this Board Report shall be governed by, and interpreted in accordance with, Dutch law.
7.2Any dispute as to the validity, interpretation or performance of this Board Report shall be submitted to the exclusive jurisdiction of the Netherlands.
8DEFINED TERMS
In this Board Report, the following terms shall have the following meanings, unless the context otherwise requires:

"Board of Directors" shall have the meaning ascribed to in in recital (D);

"Board Report" means this board report prepared by the Board of Directors with respect to the Merger Proposal;
"Closing" means the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger to effect the Merger;
"Combination Agreement" shall have the meaning ascribed to in in recital (A);
"Combination" shall have the meaning ascribed to in in recital (A);
"Combined Group" means, collectively, following the Effective Time, FCA and its Subsidiaries and Non-Consolidated Ventures;
"Consolidated Valuation Method": has the meaning ascribed to it in Clause 5.5(d);
"d'Angelin": has the meaning ascribed to it in Clause 5.1;
"DCC" means the Dutch Civil Code;
"Effective Time" shall have the meaning ascribed to it in Clause 2.2;
"Exchange Ratio" shall have the meaning ascribed to it in recital (C);
"Faurecia" means Faurecia S.E.;
"FCA" means Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, the Netherlands, and address at 25 St. James's Street, SW1A 1HA, London, United Kingdom, registered with the Dutch trade register under number: 60372958;

"FCA Common Shares" means common shares of FCA with a nominal value of EUR 0.01 each;
"FCA Extraordinary Dividend": has the meaning ascribed to it in Clause 5.1;
"FCA French PE" shall have the meaning ascribed to it in Clause 2.3;
"FCC" means French Commercial Code;
"Final Articles of Association" shall have the meaning ascribed to it in Clause 15.3 of the Merger Proposal;
"Goldman Sachs": has the meaning ascribed to it in Clause 5.1;
"IDCF Analysis": has the meaning ascribed to it in Clause 5.5(b);
"IPVFSP Analysis": has the meaning ascribed to it in Clause 5.5(a);
"Merger Proposal" shall have the meaning ascribed to it in Clause 1.1;

"Merger" shall have the meaning ascribed to it in recital (A);
"Merging Companies" means FCA and PSA;
"New FCA Common Shares" means the FCA Common Shares issued and allotted by FCA pursuant to the Merger as further described in Clause 6 of the Merger Proposal;
"Non-Consolidated Ventures" means, as to FCA or PSA, the entities that are accounted for in the consolidated financial statement of the relevant Merging Company by the equity method or as joint operations and recognized in proportion to the share of assets, liabilities, revenue and expenses controlled by the relevant Merging Company;

"PSA Ordinary Shares" means ordinary shares of PSA with a nominal value of EUR 1.00 each;
"PSA" means Peugeot S.A., a joint stock company (sociéte anonyme), incorporated under the laws of France, with registered office at Centre Technique de Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay, France and registered with the Registry of Commerce and Companies of Versailles, France, under number 552 100 554;

"SOTP Valuation Method": has the meaning ascribed to it in Clause 5.5(c);
"Subsidiary" means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled (including within the meaning of article L. 233-3, I and II of the FCC) by such Person or by one or more of its respective Subsidiaries (including a subsidiary (dochtermaatschappij) within the meaning of Article 2:24a DCC); and

The board of directors of Fiat Chrysler Automobiles N.V.

	/s/ John Elkann		/s/ Michael Manley
Name:	John Elkann	Name:	Michael Manley
Title	Executive director and Chairman	Title	Executive director and Chief Executive Officer

	/s/ Richard K. Palmer		/s/ John Abbott
Name:	Richard K. Palmer	Name:	John Abbott
Title	Executive director and Chief Financial Officer	Title	Non-executive director

	/s/ Andrea Agnelli		/s/ Tiberto Brandolini d'Adda
Name:	Andrea Agnelli	Name:	Tiberto Brandolini d'Adda
Title	Non-executive director	Title	Non-executive director

	/s/ Glenn Earle		/s/ Valerie A. Mars
Name:	Glenn Earle	Name:	Valerie A. Mars
Title	Non-executive director	Title	Non-executive director

	/s/ Ronald L. Thompson		/s/ Michelangelo A. Volpi
Name:	Ronald L. Thompson	Name:	Michelangelo A. Volpi
Title	Non-executive director	Title	Non-executive director

	/s/ Patience Wheatcroft		/s/ Ermenegildo Zegna
Name:	Patience Wheatcroft	Name:	Ermenegildo Zegna
Title	Non-executive director	Title	Non-executive director